Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

July 23, 2014

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Aquasition Corp. Schedule TO-I/A Filed July 18, 2014 File No.: 005-87040

Dear Mr. Reynolds:

On behalf of our client, Aquasition Corp., a Marshall Islands company (the “Company”), we hereby provide responses to comments issued in a letter dated July 23, 2014 (the “Staff’s Letter”) regarding the Company’s above captioned filings (the “Schedule TO”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 6 to the Schedule TO and related materials (the “Amendment”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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John Reynolds July 23, 2014 Page 2

Schedule TO filed July 18, 2014

Exhibit (a)(5)(B) Investor Presentation dated July 2014

1.	We note your response to prior comments one and nine from our letter dated July 17, 2014 and your statement that the disclosed plan to double your store count requires the use of proceeds from the transaction. Please disclose the amount of proceeds you assume you will receive from the transaction and provide us with the basis for such assumption. In this regard we note the possibility that you will receive less than $10 million, as highlighted in response to comment one.

The disclosure on page 19 of the presentation has been revised to provide that the proceeds from the transaction has the potential to allow the Target to exceed the store openings specified in the stand-alone projections, but that the actual number would depend on the amount of proceeds from the transcation.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner